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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  ------------

                                    FORM 6-K
                            Report of Foreign issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934
                                   -----------

                          For the Month of October 2004
                        News Release dated October 1, 2004
                                  ------------

                         (Commission File. No 0-20390).
                                   -----------

                            ID BIOMEDICAL CORPORATION
                            -------------------------
                  (Translation of registrant's name in English)

        1630 WATERFRONT CENTRE, 200 BURRARD STREET, VANCOUVER, BC V6C 3L6
        -----------------------------------------------------------------
             (Address of principal executive offices and zip code)

        Registrant's Telephone Number, including area code: 604-431-9314
                                                            ------------

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                   Form 20-F                 40-F     X
                             -------               -------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                         Yes:                  No:    X
                             -------               -------
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[ID BIOMEDICAL LOGO]


FOR IMMEDIATE RELEASE

                        ID BIOMEDICAL ANNOUNCES NIH GRANT
                    TO DEVELOP NASALLY DELIVERED SARS VACCINE

VANCOUVER, BC - OCTOBER 1, 2004 - ID Biomedical (TSX: IDB; NASDAQ: IDBE) announced today that it has been awarded up to US $5.6 million by the National Institute of Allergy and Infectious Diseases (NIAID), part of the U.S. National Institutes of Health (NIH), to develop a nasally administered sub-unit vaccine to protect against Severe Acute Respiratory Syndrome (SARS). The primary aim of the work will be to test various formulations of vaccine candidates based on ID Biomedical's proprietary Proteosome(TM) mucosal adjuvant/deliver technology. The award, granted under the NIAID Challenge Grants Initiative for Biodefense and SARS Product Development, will be used to evaluate Proteosome(TM)-based formulations with a purified recombinant form of the `spike' or S-protein found on the surface of the human coronavirus now known to cause SARS. Several research groups have shown that antibodies directed against the S-protein are able to neutralize the virus and prevent it from infecting cells in tissue culture and causing disease in preclinical models.

Commenting on the award, ID Biomedical's Vice President of Research, Dr. David Burt said, "This award will give us the opportunity to apply our Proteosome(TM)-based adjuvant technology to the important problem of SARS. There are many similarities between SARS and influenza and we have successfully applied the Proteosome technology in the development of an intra-nasal flu vaccine in both human challenge and field studies. Consequently, it makes good sense to apply the use of our proprietary platform technology in this regard as well. SARS, like influenza, is caused by a respiratory virus and so vaccination by the mucosal route could be an effective way to control the spread of the disease in humans. In preclinical studies, we have demonstrated that a nasally administered prototype Proteosome-SARS vaccine stimulated immune responses on the surface of the lungs and also in the bloodstream. Those immune responses were directed against the S-protein of the human coronavirus. The NIH grant will enable IDB to optimize the vaccine formulation and to extend our studies into preclinical protection models and human clinical trials."


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                                                                              2.


ABOUT SARS

SARS emerged in China in 2002 and was responsible for more than 8,000 cases of respiratory disease and 774 deaths worldwide. The virus re-emerged in China in 2004. The high mortality rate of SARS (over 50% in subjects aged over 60 and more than 10% in younger people) and the fact that most of the world's population is immunologically naive to the SARS coronavirus highlights the potential devastating impact that a SARS pandemic could have on human morbidity and mortality. Apart from strict patient isolation, there are currently no effective treatments or vaccines for preventing the spread of SARS.

ABOUT ID BIOMEDICAL

ID Biomedical is an integrated biotechnology company dedicated to the development of innovative vaccine products. It operates in research, development, manufacturing, sales and marketing from its facilities in Canada and in the United States. The Company employs nearly 450 employees. ID Biomedical is dedicated to becoming a worldwide premier vaccine company with significant marketed products and an extensive pipeline in both clinical and preclinical development.

ID Biomedical has a leading position in the Canadian influenza market. It has received a ten-year mandate from the Government of Canada in 2001 to assure a state of readiness in the case of an influenza pandemic and provide influenza vaccine for all Canadians in such an event. It also currently supplies over 75% of influenza vaccine to the Canadian public market.

For further information on ID Biomedical, please visit the Company's website at www.idbiomedical.com.

The information in this news release contains so-called "forward-looking" statements. These include statements regarding ID Biomedical's expectations and plans relating to the integration of the vaccine business acquired from Shire, statements about ID Biomedical's expectations, beliefs, intentions or strategies for the future, which may be indicated by words or phrases such as "anticipate", "expect", "intend", "plan", "will", "we believe", "ID Biomedical believes", "management believes", and similar language. All forward-looking statements are based on ID Biomedical's current expectations and are subject to risks and uncertainties and to assumptions made. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include: (i) the company's ability to successfully integrate the Shire vaccine business; (ii) the company's ability to successfully complete preclinical and clinical development of its products; (iii) the company's ability to manufacture its products; (iv) the seasonality of the flu-vaccine business and related fluctuations in the company's revenues from quarter to quarter; (v) decisions, and the timing of decisions, made by the health regulatory agencies regarding approval of its products for human testing;
(vi) the company's ability to enter into distribution agreements for its products, and to complete and maintain corporate alliances relating to the development and commercialization of its technology and products; (vii) market acceptance of its technologies and products; and (viii) the competitive environment and impact of technological change and other risks detailed in the company's filings with the Securities and Exchange Commission. ID Biomedical bases its forward-looking statements on information currently available to it, and assumes no obligation to update them.


                                     - 30 -


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                                                                              3.


For further information, please contact:

INVESTOR RELATIONS       Dean Linden
                         (604) 431-9314
                         dlinden@idbiomedical.com

MEDIA                    Michele Roy
                         (450) 978-6313
                         mroy@idbiomedical.com

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      ID Biomedical Corporation



                                      By:  /s/ Anthony F. Holler
                                         ---------------------------------------

                                      Anthony F. Holler, Chief Executive Officer

Date: October 1, 2004